This share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

September 14, 2009

To whom it may concern:

Company Name: THE TOKUSHIMA BANK, LTD.
Name of Representative: Shinichi Kakiuchi, President
(Stock Code: 8561, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Company Name: THE KAGAWA BANK, LTD.
Name of Representative: Seiji Toyama, President
(Stock Code: 8556, First Section of the Tokyo Stock Exchange)

Notification with Respect to the Execution of an Agreement Concerning the Establishment of a Joint Holding Company (Share Transfer) by The Tokushima Bank, Ltd. and The Kagawa Bank, Ltd. and the Preparation of a Share Transfer Plan

THE TOKUSHIMA BANK, LTD. (President: Shinichi Kakiuchi, “The Tokushima Bank”) and THE KAGAWA BANK, LTD. (President: Seiji Toyama, “The Kagawa Bank”; together with The Kagawa Bank, the “Banks”) have resolved, at their respective meetings of the Board of Directors held on September 14, 2009, pursuant to a memorandum with respect to the management integration (the “Memorandum Concerning the Management Integration”) which the Banks entered into on January 26, 2009, to establish TOMONY Holdings, Inc. (the “Joint Holding Company”), which will become the parent company and sole shareholder of the Banks, on April 1, 2010 (scheduled) through a joint share transfer (the “Share Transfer”) subject to the approval of the respective general meetings of shareholders of the Banks and the approval of the relevant authorities.  At the same meetings, the Banks each approved resolutions pertaining to the profile of the Joint Holding Company and the terms and conditions of the Share Transfer.  Pursuant to such resolutions, the Banks entered into a definitive agreement concerning the management integration (the “Management Integration Agreement”) and prepared a plan for the Share Transfer (the “Share Transfer Plan”) on September 14, 2009.  In connection with the foregoing the Banks would like to provide notice of the following.

1.	Outline of the Management Integration through the Share Transfer

(1)	Purpose and Background of the Management Integration

Since the financial crisis following the collapse of the bubble economy, the business environment involving financial institutions focused on financial restructuring of major financial institutions, which are now mostly completed.  However, in the rapidly changing financial environment, not only major financial institutions but regional financial institutions are also expected to take initiative in managing and through the establishment of the most appropriate direction, stance and future vision for the institution to fulfill its role as a financial institution that maintains stability in the regional economy.  Specifically, while regional economies shrink and debates frequently focus on new regional systems aiming for the recovery and revitalization of regional economies, and as business enterprises and population decrease and the aging society advances, regional financial institutions are expected to expand their business infrastructure, maintain and improve profits, continue to engage in regionalized business activities and grow stably.

On the other hand, there is a higher and broader expectation with regards to various aspects of the business, including reinforcing internal controls in accordance with changes and more stringent accounting standards, strengthening governance, risk management and compliance, strengthening audit facilities, and providing a wider range of financial services.

In order for The Tokushima Bank and The Kagawa Bank to respond appropriately to these changes in the business environment and to implement growth strategies, the Banks believe that, based on a common view of the need to strengthen the management base and expand their market area, the Banks must maintain the trust and brand power that they have established in their respective regional areas, while strengthening and improving the efficiency of management functions to implement growth strategies as a new type of regional financial group.  Based on such view, the Banks entered into a basic agreement, the Memorandum Concerning the Management Integration, on January 26, 2009, to integrate their management under a joint holding company to be established around April 2010.  The Banks established an integration preparation committee to prepare to implement the strategies, and have been engaged in specific discussions and preparations, and the Banks came to an agreement on various conditions regarding the management integration and entered into the Management Integration Agreement.  The Banks also jointly created the Share Transfer Plan.

(2)	Form of the Management Integration

The Joint Holding Company which will be established through the Share Transfer will hold 100% of the shares of each of The Tokushima Bank and The Kagawa Bank.

2.	Policies after the Management Integration

(1)	Goals to be Achieved

Through the management integration, The Tokushima Bank and The Kagawa Bank are aiming to establish a stronger management base and a wide network, and to create a financial group with management that values and prioritizes customers and grows with its regional customers.

(2)	Post-Management Integration Structure

Following the management integration, business functions will be unified and enhanced in the Joint Holding Company while the Banks will proactively promote business centered on customer contact.

a.	In addition to governance and group strategies, the Joint Holding Company will be in charge of all matters that concern the group as a whole (including compliance, risk management and audits).

b.
Each of The Tokushima Bank and The Kagawa Bank will conduct business through regionalization and maintaining and further developing their customer-first policies and cooperating with the group.  In order to do this, the Banks will maintain the functions of sales promotion divisions and assessment divisions, and continue to transact and further develop relationships with regional customers in the same way as up until now.

(3)	Effects of the Management Integration

a.	Implementing Higher Growth Strategies

The Banks aim to realize higher growth strategies by providing the highest quality financial services by sharing their strengths and know-how and utilizing such strengths and know-how to the extent possible as a group, as well as utilizing the wide economic network.

b.	Strengthening Organizational Vitality

The Banks strive to strengthen organizational vitality through the restructuring of the core operations and increasing efficiency of employees in the core operations by securing personnel who can take the initiative to implement growth strategies, and utilize to the fullest extent the potential of each employee.

c.	Creating a Stronger Financial Base

The Banks aim to improve profit through the implementation of higher growth strategies and maximizing cost merit through increasing efficiency of employees in the core operations and sharing and integrating systems.  This will enable the establishment of a stronger financial base that will become the driving force of the growth strategies.

3.	Summary of the Share Transfer

(1)	Schedule of the Share Transfer

January 26, 2009 (Mon.)	Conclusion of the Memorandum Concerning the Management Integration (The Tokushima Bank and The Kagawa Bank)
September 14, 2009 (Mon.)	Meetings of the Board of Directors to approve the Management Integration Agreement and the Share Transfer Plan (The Tokushima Bank and The Kagawa Bank)
September 14, 2009 (Mon.)	Execution of the Management Integration Agreement and the preparation of the Share Transfer Plan (The Tokushima Bank and The Kagawa Bank)
September 15, 2009 (Tue.) (scheduled)	Announcement of the record date for the extraordinary general meetings of shareholders (The Tokushima Bank and The Kagawa Bank)
September 30, 2009 (Wed.) (scheduled)	Record date for the extraordinary general meetings of shareholders (The Tokushima Bank and The Kagawa Bank)
November 25, 2009 (Wed.) (scheduled)	Extraordinary general meetings of shareholders to approve the Share Transfer Plan (The Tokushima Bank and The Kagawa Bank)
March 29, 2010 (Mon.) (scheduled)	Delisting of shares from the Tokyo Stock Exchange (The Tokushima Bank and The Kagawa Bank)
March 29, 2010 (Mon.) (scheduled)	Delisting of shares from the Osaka Securities Exchange (The Tokushima Bank)
April 1, 2010 (Thu.) (scheduled)	Date of incorporation and registration of the Joint Holding Company (Effective date of the Share Transfer)
April 1, 2010 (Thu.) (scheduled)	Listing of shares of the Joint Holding Company

If the necessity arises in the course of proceedings of the Share Transfer, or other compelling circumstances arise, changes to the schedule may be made upon consultation between the Banks.

The above date of delisting of the Banks’ shares has been determined based on “Abolishment of T+4 Settlement and Trading Suspension for a Predetermined Period” announced by each stock exchange.  However, if the abolishment of T+4 settlement is not implemented as scheduled, the date of delisting of the Banks’ shares will be changed to March 26, 2010 (Fri.).

(2)	Allocation of Shares in the Share Transfer (Share Transfer Ratio)

Company Name	The Tokushima Bank	The Kagawa Bank
Share Transfer Ratio	1	1

(Note 1)
One (1) share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of The Tokushima Bank, and one (1) share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of The Kagawa Bank.  If the number of Joint Holding Company shares which will be delivered to a shareholder of The Tokushima Bank or The Kagawa Bank through the Share Transfer includes a fraction of less than one share, the Joint Holding Company will, pursuant to Article 234 of the Company Law of Japan (the “Company Law”) and other relevant laws and regulations, pay the relevant shareholder a cash amount corresponding to the fractional shares attributed to such fraction.

However, changes to the above share transfer ratio (the “Share Transfer Ratio”) may be made, upon consultation between the Banks, in the event that material changes in various conditions with respect to the basis of calculation occur.

One unit of shares of common stock of the Joint Holding Company shall consist of 100 shares.

(Note 2)	Number of newly issued Joint Holding Company shares to be delivered through the Share Transfer (Scheduled)

152,880,726 shares of common stock

The number of newly issued Joint Holding Company shares that are expected to be delivered through the Share Transfer has been calculated based on the total number of issued and outstanding shares of The Tokushima Bank (77,403,870 shares) and those of The Kagawa Bank (79,810,343 shares) as of March 31, 2009.  However, the Banks plan to cancel all of their treasury shares, to the extent practicable, by the day immediately preceding the effective date of the Share Transfer (the “Effective Date”).  Accordingly, treasury shares held by The Tokushima Bank (225,169 shares) and The Kagawa Bank (4,108,318 shares) as of March 31, 2009 have not been included in calculating the above number.  The number of newly issued Joint Holding Company shares to be delivered through the Share Transfer may change if The Tokushima Bank and The Kagawa Bank cancel their treasury shares or if the stock acquisition rights issued by The Kagawa Bank are exercised before the establishment date of the Joint Holding Company.

(3)	Basis of Calculation of Shares to be Allocated in the Share Transfer

a.	Basis of Calculation

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, The Tokushima Bank appointed Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”) as its financial advisor, and The Kagawa Bank appointed Daiwa Securities SMBC Co., Ltd. (“Daiwa Securities SMBC”) as its financial advisor, and each Bank requested its financial advisor to conduct a calculation of the Share Transfer Ratio.

After analyzing the terms and conditions of the Share Transfer, Mitsubishi UFJ Securities performed a market price analysis for shares of common stock of both Banks because market prices for the shares of common stock of both Banks were available, as well as a comparable companies analysis, Dividend Discount Model (DDM) analysis and diluted-profit per share analysis.  With respect to the market price analysis, Mitsubishi UFJ Securities used a valuation date as of September 8, 2009 and employed a Share Transfer Ratio valuation range based on the closing price on the valuation date and the average closing prices of the one-month, three-month and six-month periods immediately preceding and including such valuation date.  The results of each calculation method are as follows.  The following calculation ranges for the Share Transfer Ratio show the calculation range of number of shares of common stock of the Joint Holding Company to be allocated for one share of The Kagawa Bank, assuming one share of common stock of the Joint Holding Company is allocated for each share of common stock of The Tokushima Bank.

	Calculation Method	Share Transfer Ratio Calculation Range
1	Market price analysis	0.74 ~ 0.95
2	Comparable companies analysis (PER)	0.76
3	Comparable companies analysis (PBR)	1.29 ~ 1.30
4	DDM analysis	0.92 ~ 0.94
5	Diluted-profit per share analysis	0.98 ~ 1.18

When calculating the Share Transfer Ratio, Mitsubishi UFJ Securities used information furnished by the Banks and information that was publicly available.  In using such information, Mitsubishi UFJ Securities assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness.  Mitsubishi UFJ Securities did not independently analyze or evaluate individual assets and liabilities or otherwise independently value, appraise or assess the assets and liabilities (including any contingent liabilities) of each Bank and their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment.  Furthermore, with respect to information pertaining to the financial forecasts for the Banks and expected synergies, Mitsubishi UFJ Securities assumed that such information was reasonably prepared based on the best estimates and judgment that can currently be made by the management of the Banks.  The calculation of the Share Transfer Ratio rendered by Mitsubishi UFJ Securities reflects information and business conditions which were current as of September 8, 2009.

After analyzing the terms and conditions of the Share Transfer, Daiwa Securities SMBC performed a market price analysis for shares of common stock of both Banks because market prices for the shares of common stock of both Banks were available, as well as a net asset value analysis (adjusted book value net asset method) (shuusei bokka junshisan hou), and DCF analysis (DDM method).  With respect to the market price analysis, Daiwa Securities SMBC used a valuation date as of September 11, 2009 and employed a Share Transfer Ratio valuation range based on the volume weighted average price for the valuation date, and the one-month, three-month, six-month and twelve-month periods immediately preceding and including such valuation date.  A summary of the results derived from the abovementioned calculation methods employed by Daiwa Securities SMBC is as follows.  The following calculation ranges for the Share Transfer Ratio show the calculation range of number of shares of common stock of the Joint Holding Company to be allocated for one share of The Kagawa Bank, assuming one share of common stock of the Joint Holding Company is allocated for each one share of common stock of The Tokushima Bank.

	Calculation Method	Share Transfer Ratio Calculation Range
1	Market price analysis	0.80 ~ 1.04
2	Net asset value analysis	1.21 ~ 1.39
3	DCF analysis	0.94 ~ 1.21

When calculating the Share Transfer Ratio, Daiwa Securities SMBC used information furnished by the Banks and information that was publicly available.  In using such information, Daiwa Securities SMBC assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness.  Daiwa Securities SMBC did not independently analyze or evaluate individual assets and liabilities or otherwise independently value, appraise or assess the assets and liabilities (including any contingent liabilities) of each Bank and their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment.  Furthermore, with respect to information pertaining to the financial forecasts for the Banks, Daiwa Securities SMBC assumed that such information was reasonably prepared based on the best estimates and judgment currently available to the management of the Banks.  The calculation of the Share Transfer Ratio rendered by Daiwa Securities SMBC reflects information and business conditions which were current as of September 11, 2009.

b.	Background of Calculation

As described above, The Tokushima Bank requested Mitsubishi UFJ Securities and The Kagawa Bank requested Daiwa Securities SMBC to conduct the calculation of the Share Transfer Ratio and with reference to the results of such third party appraisers’ calculations, the Banks comprehensively considered factors such as their financial and asset conditions and future forecasts, as well as the due diligence results that the Banks performed of each other.  As a result of numerous and thorough negotiations and discussions with respect to the Share Transfer Ratio, on September 14, 2009, the Banks reached a final conclusion, and agreed that the Share Transfer Ratio set forth above is appropriate.

Furthermore, The Tokushima Bank received an opinion dated September 14, 2009 from Mitsubishi UFJ Securities to the effect that, based on the above preconditions and certain other preconditions, the agreed-upon Share Transfer Ratio is appropriate, from a financial perspective, for The Tokushima Bank shareholders.  The Kagawa Bank received an opinion dated September 14, 2009 from Daiwa Securities SMBC to the effect that, based on the above preconditions and certain other preconditions, the agreed-upon Share Transfer Ratio is appropriate, from a financial perspective, for The Kagawa Bank shareholders.

c.	Relationship with the Appraisers

Neither Mitsubishi UFJ Securities nor Daiwa Securities SMBC is a related party of either The Tokushima Bank or The Kagawa Bank, or has a significant interest in the Share Transfer that should be mentioned.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Wholly-Owned Subsidiaries

The Kagawa Bank plans to acquire and cancel the ten (10) stock acquisition rights it issued based on the resolution at the ordinary general meeting of shareholders held on June 29, 2005 by the day immediately preceding the Effective Date of the Share Transfer.  The Kagawa Bank has not issued bonds with stock acquisition rights.

The Tokushima Bank has not issued stock acquisition rights or bonds with stock acquisition rights.

(5)	Treatment of Treasury Shares of the Wholly-Owned Subsidiaries

The Tokushima Bank and The Kagawa Bank will cancel the treasury shares they hold, to the extent practicable, by the day immediately preceding the Effective Date of the Share Transfer.

(6)	Application for Listing of the Joint Holding Company

The Tokushima Bank and The Kagawa Bank plan to apply to list the shares of the newly-established Joint Holding Company on the Tokyo Stock Exchange.  Shares of the Joint Holding Company are expected to be listed on April 1, 2010.  Because The Tokushima Bank and The Kagawa Bank will each become a wholly-owned subsidiary of the Joint Holding Company as a result of the Share Transfer, shares of The Tokushima Bank are expected to be delisted from the Tokyo Stock Exchange, and the Osaka Securities Exchange and shares of The Kagawa Bank are expected to be delisted from the Tokyo Stock Exchange on March 29, 2010 (the final date for trading of these shares will be March 26, 2010).  The actual date on which the shares will be delisted will be determined in accordance with the regulations of the Tokyo Stock Exchange and the Osaka Securities Exchange for the shares of The Tokushima Bank and the Tokyo Stock Exchange for the shares of The Kagawa Bank.  The above date of delisting for the Banks’ shares has been determined based on “Abolishment of T+4 Settlement and Trading Suspension for a Predetermined Period” announced by each stock exchange.  However, if the abolishment of T+4 settlement is not implemented as scheduled, the date of delisting of the Banks’ shares will be changed to March 26, 2010 (the final date for trading of these shares will be March 25, 2010).

4.	Profile of Relevant Parties to the Share Transfer (Non-consolidated basis)

(as of March 31, 2009)

(1)	Company Name	The Tokushima Bank, Ltd.		The Kagawa Bank, Ltd.
(2)	Principal Business	General banking business		General banking business
(3)	Date of Incorporation	July 13, 1936		February 1, 1943
(4)	Location of Head Office	1-16, Tomidahama, Tokushima-shi, Tokushima		6-1, Kameicho, Takamatsu-shi, Kagawa
(5)	Name and Title of Representative	Shinichi Kakiuchi, President		Seiji Toyama, President
(6)	Paid-in Capital	11,036 million yen		12,014 million yen
(7)	Total Number of Issued and Outstanding Shares	Common stock: 77,403,870 shares		Common stock: 79,810,343 shares
(8)	Balance of Deposit	1,095,919 million yen		1,132,308 million yen
(9)	Loan Balance	882,580 million yen		953,296 million yen
(10)	Fiscal Year End	March 31		March 31
(11)	Number of Employees	1,001		1,227
(12)	Number of Branches (including sub-branches)	74		83
		Japan Trustee Services Bank, Ltd.	7.99%	The Hyakujushi Bank, Ltd.	4.63%
		Nichia Corporation	4.19%	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	4.37%
		State Street Bank and Trust Company	3.39%	Nippon Meat Packers, Inc.	3.20%
(13)	Major Shareholders and Percentage of Shareholding	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.54%	Japan Trustee Services Bank, Ltd. (Trust Account)	3.05%
		The Tokushima Bank, Ltd. Employee Ownership	2.04%	The Kagawa Bank, Ltd. Employee Ownership	2.72%
		Nissin Tatemono Co., Ltd.	1.91%	Sompo Japan Insurance Inc.	2.31%
		Sompo Japan Insurance Inc.	1.83%	The Master Trust Bank of Japan Ltd. (Trust Account)	2.14%

		Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.82%	CBNY DFA INTL SMALL CAP VALUE PORTFOLIO	2.13%
		Mizuho Corporate Bank, Ltd.	1.78%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.00%
		Mitsubishi UFJ Trust and Banking Corporation	1.52%	Sumitomo Life Insurance Company	1.89%
(14)	Relationship Between the Parties	Capital relationship	The Tokushima Bank owns 492,000 shares of common stock of The Kagawa Bank and The Kagawa Bank owns 415,200 shares of common stock of The Tokushima Bank
		Personnel relationship	None
		Transactional relationship	The Banks cooperate with each other to enable the Banks’ customers to use both Banks’ ATMs for free.
		Status of relationship with related parties	None

(15)	Business Results for the Latest Three Fiscal Years
(millions of yen, except for per share figures)

	The Tokushima Bank			The Kagawa Bank
	March 2007	March 2008	March 2009	March 2007	March 2008	March 2009
Net Assets	73,675	65,775	55,563	88,718	80,608	71,641
Total Assets	1,156,993	1,176,453	1,190,394	1,241,351	1,221,933	1,246,763
Net Assets Per Share (yen)	953.97	851.99	719.93	1,170.08	1,063.58	946.35
Ordinary Profit	29,343	32,598	28,073	31,683	33,815	31,698
Net Profit from Core Business	9,693	8,835	8,347	8,958	6,342	7,483
Ordinary Income	4,151	1,566	(11,400)	7,646	(1,051)	(4,356)
Net Income	2,135	506	(7,093)	4,179	(2,721)	(4,456)
Net Income Per Share (yen)	27.64	6.56	(91.88)	55.10	(35.90)	(58.84)
Annual Dividend Per Share (yen)	8.00	8.00	7.50	6.00	6.00	6.00
Equity Capital Ratio (Japanese standard)	10.07%	9.44%	8.72%	10.02%	10.08%	9.67%

(Note)	“(13) Major Shareholders and Percentage of Shareholding” above does not include the 5.14% of treasury shares held by The Kagawa Bank.

5.	Profile of New Company to be Established through the Share Transfer

(1)	Company Name	TOMONY Holdings, Inc.
(2)	Principal Business	Business management of banks and corporations which can become subsidiaries of TOMONY Holdings, Inc. pursuant to the Bank Act of Japan, and all other businesses ancillary or related to the foregoing.
(3)	Location of Head Office	7-1, Kameicho, Takamatsu-shi, Kagawa
(4)	Representatives, Directors, Corporate Auditors (Scheduled)	Chairperson and Representative Director	Seiji Toyama	(Current President of The Kagawa Bank)
		President and CEO, Representative Director	Shinichi Kakiuchi	(Current President of The Tokushima Bank)
		Director	Hiromi Yoshioka	(Current Senior Managing Director of The Tokushima Bank)
		Director	Masaharu Shimomura	(Current Senior Managing Director of The Kagawa Bank)
		Director	Kuniaki Takahashi	(Current Managing Director of The Kagawa Bank)
		Director	Kouichi Yamakawa	(Current Managing Director of The Tokushima Bank)
		Director	Seiji Fukukawa	(Current Managing Director of The Kagawa Bank)
		Director	Hajime Tamagaki	(Current Director of The Tokushima Bank)
		Corporate Auditor	Tetsuo Fuke	(Current Corporate Auditor of The Kagawa Bank)
		Corporate Auditor (outside)	Hideki Haraguchi	(Current Corporate Auditor (outside) of The Tokushima Bank)
		Corporate Auditor (outside)	Satoru Inoue	(Current Corporate Auditor (outside) of The Kagawa Bank)
(5)	Paid-in Capital	25,000 million yen
(6)	Capital Reserve	6,250 million yen
(7)	Net Assets	Not yet determined
(8)	Total Assets	Not yet determined
(9)	Fiscal Year End	March 31
(10)	Stock Exchange Listing	Tokyo Stock Exchange
(11)	Accounting Auditor	Ernst & Young ShinNihon LLC
(12)	Shareholders’ Register Administrator	Mitsubishi UFJ Trust and Banking Corporation

(13)	Accounting Treatment in Conjunction with the Share Transfer

The Banks have currently been reviewing and discussing the accounting treatment of the Share Transfer with the accounting auditor.  The accounting treatment will be disclosed as soon as it is determined.

(14)	Impact of the Share Transfer on Business Results

The earnings forecasts of the Joint Holding Company are currently being prepared and will be disclosed as soon as they are determined.

For the first fiscal year after its establishment (from April 1, 2010 to March 31, 2011), the Joint Holding Company will not pay interim dividend, but plans to pay year-end dividend in a lump sum as an annual dividend.  The amount of the annual dividend of the Joint Holding Company will be determined after comprehensively considering dividend policies of the Banks and dividends paid by the Banks in the past, as well as the business plans of the Joint Holding Company.

(15)	Others

The Share Transfer is based on the premise that (i) various conditions for the Share Transfer are satisfied, such as obtaining the approval at the respective general meetings of shareholders of the Banks, and authorization and approval from the relevant authorities, and that (ii) there will be no material obstruction of the implementation of the Share Transfer.

(End of Document)

【Contact Information】

THE TOKUSHIMA BANK, LTD.
Hitomi Fujii,
General Manager of Planning Department
(Tel: +81-88-656-1118)

THE KAGAWA BANK, LTD.
Masayoshi Chikaishi,
Manager of Administration Department and Manger of Secretariat
(Tel: +81-87-812-5132)

(For Reference)

With respect to the year-end dividend for the fiscal year ending March 31, 2010 (from April 1, 2009 to March 31, 2010), in accordance with Article 35 “Record Date for Dividend from Surplus” of the Articles of Incorporation of The Tokushima Bank, Ltd. (“The Tokushima Bank”) (Article 34 after the Articles of Incorporation is amended), The Tokushima Bank plans to distribute its surplus to the shareholders or registered pledgees who are registered or recorded on the last shareholders’ register of the Tokushima Bank as of March 31, 2010.

Furthermore, The Tokushima Bank plans to use the same standards as its previous standards for resolutions and approvals regarding the dividend to protect the interest of its shareholders.

With respect to the year-end dividend for the fiscal year ending March 31, 2010 (from April 1, 2009 to March 31, 2010), in accordance with Article 33 “Record Date for Dividend from Surplus” of the Articles of Incorporation of The Kagawa Bank, Ltd. (“The Kagawa Bank”) (Article 32 after the Articles of Incorporation is amended), The Kagawa Bank plans to distribute its surplus to all shareholders or registered pledgees who are registered or recorded on the last shareholders’ register of The Kagawa Bank as of March 31, 2010.

Furthermore, The Kagawa Bank plans to use the same standards as its previous standards for resolutions and approvals regarding the dividend to protect the interest of its shareholders.